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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 4 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,137,504*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]

                                           *
-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    30.69%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

* Does not include shares of common stock issuable on the conversion of 725.473 shares of Series A Convertible Preferred Stock of Incomnet and 872.738 shares of Series B Convertible Preferred Stock of Incomnet (collectively, the "Preferred Shares") which Mr. Casey has an option (the "Option") to purchase, exercisable at any time prior to October 14, 1998. Although the Preferred Shares are convertible at any time, and the current owners of the Preferred Shares attempted to convert them in June 1998, Incomnet does not currently have sufficient authorized but unissued shares of common stock to effect the conversion of the Preferred Shares into common stock. According to Incomnet's Form 10-Q filed August 14, 1998, if the Preferred Shares were converted in June, 1998, they would have converted into 8,459,970 shares of Incomnet common stock. See Items 4 and 5 of Amendment No. 9 concerning the Preferred Shares.

                                                               -----------------
                                                               Page 3 of 4 Pages
                                                               -----------------

        This Statement is the eleventh Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 11 have the meanings given to them in the Statement.

Item 4. Purpose of Transaction.

        As described in Amendment No. 10 to Mr. Casey's Statement, Mr. Casey, Incomnet and the current members of Incomnet's Board of Directors have entered into a Board Change Agreement dated as of August 28, 1998, which, if completed, will result in a change in the composition of Incomnet's Board of Directors.

        Upon satisfaction of certain conditions, the Board Change Agreement provides for the resignation of all but one of the current directors of Incomnet and the appointment of a four-person board consisting of Mr. Casey, two designees of Mr. Casey and Mr. Howard Silverman, who is a member of the current Incomnet board.

        The two designees of Mr. Casey are John P. Hill, Jr. and Michael A. Stein. Following is a biographical statement for each of Messrs. Casey, Hill and Stein.

        JOHN P. CASEY, 49, has been a director and Senior Vice President, Financial Marketing for Meridian Investments, Inc., an NASD registered broker-dealer ("Meridian"), since 1981. Meridian is a privately held company and Mr. Casey believes that it is one of the largest originators of tax credit equity in the United States. Mr. Casey is primarily responsible for the design of financial marketing plans for Meridian. It is contemplated that following the Board Change, Mr. Casey will serve as Chairman of the Company. Since 1996, Mr. Casey has served as a director of Val-u-net and since 1997 he has served as a director of 1-800-Database, which are privately held companies involved in electronic commerce and internet technologies. Mr. Casey also currently serves as a director of the Make-a-Wish Foundation for the Mid-Atlantic region. Mr. Casey received a Bachelor of Science degree in Political Science in 1971 from the University of Massachusetts (Boston State College).

        JOHN P. HILL, JR., 38, is the President of Quince Associates, a closely held company with investments in real estate, retail convenience stores, restaurants, technology and various other public and private companies. Since 1989, he has also served as President of Trans Pacific Stores, Ltd., a privately held operator of retail stores. Since 1997, Mr. Hill has served as a director of Covol Technologies, Inc., a publicly traded technology development company based in Utah. Prior to 1989, Mr. Hill was the Chief Financial Officer for various privately held retail and restaurant companies. Mr. Hill received a Bachelor of Science degree in Accounting from the University of Maryland and became a certified public accountant in 1984.

        MICHAEL A. STEIN, 49, is the Executive Vice President and Chief Financial Officer of Marriott International, Inc., a position to which he was appointed in 1993. Mr. Stein is responsible for Marriott's treasury, corporate and project finance, investor relations, controllership, tax, risk management and internal audit functions. Marriott is headquartered in Washington, D.C., and has approximately 129,000 employees. Mr. Stein joined Marriott in 1989 as its Vice President, Finance and Chief Accounting Officer. Prior to joining Marriott, Mr. Stein spent 18 years with Arthur Andersen LLP where he was a partner. Mr. Stein graduated from the University of Maryland and is a certified public accountant.

                                                               -----------------
                                                               Page 4 of 4 Pages
                                                               -----------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  September 11, 1998           ------------------------------------------
                                    John P. Casey